SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 6)*

Orbsat Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68557F100

(CUSIP Number)

August 19, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68557F100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9
	6	SHARED VOTING POWER 4,544 (1)(2)
	7	SOLE DISPOSITIVE POWER 9
	8	SHARED DISPOSITIVE POWER 4,544 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,553 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.81% (3)
12	TYPE OF REPORTING PERSON IN

(1)

Includes 315 shares of the Issuer’s Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife. Also includes 4,229 shares of Common Stock held by Frost Gamma Investments Trust (“FGIT”). Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(2)

On August 19, 2019, the Issuer effected a 1-for-15 reverse stock split of its common stock (the “Reverse Stock Split”). The amount of securities reported on this Schedule 13G/A has been adjusted to reflect the Reverse Stock Split.

(3)

Based on 1,792,834 shares outstanding as of August 14, 2019 as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2019, as adjusted to account for the Reverse Stock Split, resulting in a total of 119,522 shares outstanding.

CUSIP No. 68557F100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,229 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,229 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.54% (3)
12	TYPE OF REPORTING PERSON OO

(1)

Includes 4,229 shares of Common Stock held by Frost Gamma Investments Trust (“FGIT”). Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(2)

On August 19, 2019, the Issuer effected a 1-for-15 reverse stock split of its common stock (the “Reverse Stock Split”). The amount of securities reported on this Schedule 13G/A has been adjusted to reflect the Reverse Stock Split.

(3)

Based on 1,792,834 shares outstanding as of August 14, 2019 as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2019, as adjusted to account for the Reverse Stock Split, resulting in a total of 119,522 shares outstanding.

CUSIP No. 68557F100	Page 4 of 9 Pages

Item 1.

(a) Name of Issuer: Orbsat Corp

(b) Address of Issuer’s Principal Executive Offices:

18851 NE 29th Avenue, Suite 700, Aventura, Florida 33180

Item 2.

(a) Name of Person Filing:

This statement is filed on behalf of Frost Gamma Investments Trust (“FGIT”) and Dr. Phillip Frost (together with FGIT, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.

(b) Address of Principal Business Office or, if none, Residence:

Dr. Phillip Frost has a business address located at: 4400 Biscayne Boulevard, Miami, FL 33137;

FGIT has a business address located at: 4400 Biscayne Boulevard, Miami, FL 33137.

(c) Citizenship

Dr. Phillip Frost is a citizen of the United States and FGIT is established in the State of Florida.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

68557F100

CUSIP No. 68557F100	Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,553 (1)(2)

(b) Percent of class: 3.81%

The percentage used herein and in the rest of Item 4 are calculated based upon 1,792,834 shares outstanding as of August 14, 2019 as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2019, as adjusted to account for the Reverse Stock Split, resulting in a total of 119,522 shares outstanding.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 9

(ii)	Shared power to vote or to direct the vote: 4,544 (1)(2)

(iii)	Sole power to dispose or to direct the disposition of: 9

(iv)	Shared power to dispose or to direct the disposition of: 4,544 (1)(2)

(1)

Includes (i) 315 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc. and (ii) 4,229 shares of Common Stock held by FGIT. Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(2)

On August 19, 2019, the Issuer effected a 1-for-15 reverse stock split of its common stock (the “Reverse Stock Split”) in connection with the corporate transformation from “Orbital Tracking Corp.” to “Orbsat Corp”. The amount of securities reported on this Schedule 13G/A has been adjusted to reflect the Reverse Stock Split.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

This Amendment No. 6 to Schedule 13G is being filed to report the fact that as of August 19, 2019, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock. As a result, each Reporting Person to this Amendment No. 6 to Schedule 13G has no further reporting obligations on Schedule 13G with respect to its ownership of Common Stock of the Issuer, unless and until such time, that any transaction(s) were to occur that would require the Reporting Person to resume their reporting obligations on Schedule 13G.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. 68557F100	Page 6 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68557F100	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2019

PHILLIP FROST, M.D.

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Date: September 17, 2019

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D, Trustee

CUSIP No. 68557F100	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Phillip Frost, M.D. and Frost Gamma Investments Trust, dated February 14, 2019

CUSIP No. 68557F100	Page 9 of 9 Pages

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Orbital Tracking Corp. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

Date: February 14, 2019

PHILLIP FROST, M.D.

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Date: February 14, 2019

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D, Trustee